UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   Marine Jet Technology Corp.
-----------------------------------------------------------------
         (Name of Small Business Issuer in its charter)


            Nevada                           88-0450923
-------------------------------   -------------------------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)


500 N Rainbow Blvd, Ste 300,
         Las Vegas, NV                         89107
-------------------------------   -------------------------------
(Address of principal executive             (zip code)
           offices)

Issuer's telephone number:    (425) 869-2723

Securities to be registered under section 12(b) of the Act:

Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered
-------------------------------   -------------------------------
-------------------------------   -------------------------------
-------------------------------   -------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 45,000,000 shares authorized, 20,205,570 issued and outstanding as of September 31, 2001.

Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued and outstanding as of September 31, 2001.


PAGE-1-


                        TABLE OF CONTENTS

Part I-----------------------------------------------------     3

Item 1.Description of Business----------------------------      3
Item 2.Management's Analysis of Financial Condition and
        Plan of Operation----------------------------------    14
Item 3.Description of Property----------------------------     15
Item 4.Security Ownership of Certain Beneficial Owners
        and Management-------------------------------------    15
Item 5.Directors and Executive Officers, Promoters and
        Control Persons------------------------------------    16
Item 6.Executive Compensation-----------------------------     18
Item 7.Certain Relationships and Related Transactions-----     18
Item 8.Description of Securities--------------------------     18

Part II----------------------------------------------------    20

Item 1.Market Price of and Dividends on the Registrant's
        Common Equity and Related Stockholder Matters------    20
Item 2.Legal Proceedings----------------------------------     20
Item 3.Changes in and Disagreements with Accountants------     20
Item 4.Recent Sale of Unregistered Securities-------------     21
Item 5.Indemnification of Directors and Officers----------     23

Part F/S---------------------------------------------------    25

Part III---------------------------------------------------    37

Item 1.Index to Exhibits----------------------------------     37
Item 2.Description of Exhibits----------------------------     38

SIGNATURES-------------------------------------------------    39


PAGE-2-


                       INTRODUCTORY STATEMENT

Marine Jet Technology Corp ("Marine Jet" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on a nationally recognized exchange. Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," "estimate," or "continue," or the negative or other variations thereof are intended to identify forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered its securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.


                               Part I

Item 1.  Description of Business

A.    Business Development and Summary

     Marine Jet Technology Corp. (hereinafter referred to as the "Company" or "Marine Jet") was incorporated in Nevada on February 9, 2000, to develop and market boat propulsion technology developed by the President of the Company, Jeff P. Jordan.

     Prior to the inception of the Company, Mr. Jordan was granted several patents in the United States, the European Union, Australia and New Zealand. In addition, one patent is pending in Canada. These patents protect various elements of a marine propulsion system that Mr. Jordan had developed with his partner Mr. Robert J. Tomlinson, a current shareholder of the Company.

     Also prior to the formation of Marine Jet Technology Corporation, Mr. Jordan asked Mr. David L. Lyman, a current shareholder, who owns and operates a contract-manufacturing firm, to assist in the design of a prototype engine. Mr. Lyman would assist in making the propulsion system suitable for mass production using automated equipment.

     On May 19, 2000, the Company entered into a Proprietary Rights Agreement with Mr. Lyman, whereby the Company received any and all proprietary rights and future benefits derived from Mr. Lyman's design, development and work on the prototype propulsion system. Pursuant to this agreement, the Company issued 1,000,000 shares of common stock to Mr. Lyman. The value of Mr. Lyman's proprietary rights was negotiated between and among Messrs. Lyman, Jordan and Tomlinson.


PAGE-3-


     On May 19, 2000, the Company entered into a Technology License Agreement with Messrs. Jordan and Tomlinson. In accordance with this agreement, Messrs. Jordan and Tomlinson assigned the rights to three United States patents they owned as individuals, as well as any improvements, reissues or extensions of those patents in the United States or abroad. The value of this agreement was based upon an independent valuation. In exchange for this patent, the Company issued 15,875,000 shares of common stock - of which Mr. Jordan received 14,287,500 common shares and Mr. Tomlinson received 1,587,500 shares of common stock.

     In August of 2001, the Company purchased assets from Mr. Jordan for cash. The assets included a test boat, patterns for component castings and related equipment. The value of these assets was appraised by an independent business valuation firm.

B.    Business of the Issuer

(1)   Principal Product and Markets

     The Company intends to develop marine jet propulsion systems for sale and to license the rights to manufacture such systems and/or boats incorporating such technology under the name "Quick Jet." Marine Jet Technology seeks to develop and market the Quick Jet technology to produce a proprietary marine jet propulsion system that offers the low-speed thrust and acceleration of a propeller drive, while retaining the safety, convenience and maneuverability of a traditional jet design.

     Propellers and jets both move a column of water in the opposite direction to propel a boat. The propeller's discharge column is submerged, but can be seen and felt. A Marine Jet propulsion system is essentially a propeller in a tube, which has an inlet to supply water to the propeller and a nozzle to direct the propeller's discharge.

     The Company believes the market for the Quick Jet is boats designed to operate at speeds ranging from 20 mph to 60 mph. Such boats range from personal water vehicles ("jet skis") to 80-foot fishing boats. Marine Jet intends to specifically target the 18' to 26' trailer boat market segment. The Company believes this segment typically desires high acceleration and high cruising speeds for reasons such as pulling water skiers.

(2)   Distribution Methods of the Products

     The Company's goal is to sell the Quick Jet system in combination with available marine motors to boat manufacturers, who will produce boats incorporating the licensed technology. The Company may also license one or more manufacturers to sell systems based on the technology. In return, manufacturers will pay the Company a royalty on each boat or engine sold that utilizes the Company's technology. At this time, the Company does not intend to produce the Quick Jet engines in-house.

     Marine Jet anticipates that the use of existing production and sales capacity offers the most rapid market penetration. For this reason, the Company's strategy centers on developing joint venture and licensing relationships with boat and motor manufacturers. The Company has yet to identify such companies or enter into any manufacturing relationships or joint ventures.


PAGE-4-


     Additionally,      the      Company's      Internet       site,
"www.marinejettech.com," is available for industry participants and consumers to learn about the Company's technology. The Company believes that its web site is ideal for answering technical questions, building credibility and creating market interest.

(4)   Competitive Business Condition and Competitive Position

     The marine propulsion system market is dominated by a few large manufacturers. Management believes that this market has stagnated due to a lack of innovative new products and that the dominant companies rely almost exclusively on economies of scale to maintain their positions. However, the Company sees no unusual barrier to entry, because:

     1. There are many small manufacturers operating in niches with regional distribution;

     2. The cost of expanding boat production is relatively small; and

     3. There are several retail channels for trailerable boats, including boat shows, boat dealers, personal water vehicle dealers and automobile dealers.

     The market advantages of a Quick Jet as compared to a propeller are:

     1. Better maneuverability, due to focus of jet stream;

     2. Safety, since the propeller is enclosed, it cannot harm people or marine animals; and

     3. Dependability and reduced maintenance costs, because the propeller cannot entangle or strike submerged objects.

     Disadvantages of the Quick Jet are:

     1. Size - the Quick Jet is larger to handle more water, although the Company has identified methods to make the system unobtrusive;

     2. Placement in the boat - the motor must be placed in an area of the boat to allow for more efficient water flow, which can affect the floor plan of the boat; and

     3. Increased cost - the Quick Jet requires a drive stern that does not enjoy economies of scale that mass-produced propeller drives possess.

(5)   Raw Materials

     Mr. Dave Lyman, owner of IDA, Inc., based in Heron, Montana, and a shareholder of the Company, has consulted in the design of the Quick Jet system to make it suitable for contract manufacturing of system components. The Company believes that there are sufficient sources of supply for each component of the propulsion system. The Company is not aware of any element of the system that requires unusual or specialized manufacturing techniques.

(7)   Patents and Licenses

     Prior to the inception of the Company, Mr. Jordan was granted US Patent 5,658,176 in August of 1997, US Patent 5,679,035 in October of 1997 and US Patent 5,683,276 in November of 1997. Patents corresponding to US Patent 5,658,176 have also been granted in the EU, Australia and New Zealand and one is pending in Canada. These patents cover methods of the following:

     1. More efficiently recovering hydraulic power in the inlet duct of the propulsion system,

     2. Regulating the system flow for water pump efficiency and

     3. Moving a higher mass flow rate of the water for greater thrust.


PAGE-5-


     The Company exclusively licenses the rights to patents covering the operation and design of a marine propulsion system. Steps taken by the Company to protect these proprietary rights may not be adequate to prevent misappropriation of such rights or third parties from independently developing a functionally equivalent or superior technology.

(8)   Governmental Approval

     The Company knows of no government approval required for the Quick Jet. The Company seeks to engage prospective contract manufacturers that are already in compliance with government regulations relating to workplace safety, payroll taxes and fair hiring practices, although there is no guarantee of the Company's ability to enter into relationships with such companies.

(9)   Effects of Existing or Probable Governmental Regulations

     The Company believes that the effect of existing or probable regulations in this business segment will have a positive effect on the Company's operations. With respect to public safety regulations, the Company intends to compete against an exposed propeller system with a completely enclosed water jet system, which it believes will eliminate a significant number of accidents resulting from exposed propellers. With respect to current and probable environmental regulations, the Company believes it will have a similar advantage from eliminating environmental damage done by propellers to manatees, fish, sea grass, and other aquatic life. With respect to pollution regulations the Company believes its propulsion technology will encourage the use of four-cycle engines rather than two-cycle engines that produce much more air and water pollution. With respect to noise regulations, the Company believes its designs will isolate gear whine and other propulsion system noise within an acoustically insulated engine enclosure.

(10)  Research and Development

     The Company has not directly incurred costs related to research and development activities. However, the stock and cash paid for the rights to proprietary technology indirectly cover time and money personally spent by the developers.

(11)  Environmental Laws

     The Company believes that the Quick Jet is designed to consume less fuel and produce less pollution, less noise and less damage to aquatic life than the current exposed-propeller technology, which will allow contract manufacturers to produce a product that is compliant with environmental legislation.

(12)  Employees

     Excluding officers, the Company presently has no employees.

C.    Reports to Security Holders

(1)   Annual Reports

     Marine Jet Interactive intends to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of
Section 12 of the Securities Exchange Act of 1934, as amended. Such annual reports will include audited financial statements.

(2)   Periodic Reports with the SEC


PAGE-6-


     As of the date of this Registration Statement, the Company has not filed periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully-reporting company on a voluntary basis. Hence, the Company will file periodic reports with the SEC and its shareholders as required by laws and regulations applicable to fully reporting companies.

(3)   Availability of Filings

     The public may read and copy any materials Marine Jet files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item  2.   Management's Analysis of Financial Condition and Plan  of
Operation

Forward Looking Statements

     When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. The Company has no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

     The safe harbors of forward-looking statements provided by the Litigation Reform Act are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.

A.    Plan of Operation

     Since the Company's inception on February 9, 2000 through September 30, 2001, the Company incurred a net loss of $723,393. Marine Jet's efforts have focused primarily on the development of the Company's plan of operations, entering into agreements to utilize proprietary technology, obtaining assets to further develop a prototype Quick Jet motor and raising working capital through equity financing.

     The Company anticipates the need to recruit a management team experienced in the marketing of new technology in similar markets, to generate interest in the Company's technology. However, due to the limited availability of funds with which to pay salaries, the Company intends to make stock options a substantial portion of the compensation package for such a management team.

     The Company is preparing a test boat for use in the production of a promotional video, which the Company intends to disseminate to industry participants. Management notes that the cash on hand necessarily limits progress on these tasks and that failure to obtain additional financing will delay or prevent the completion of such promotional material.


PAGE-7-


     To fund fiscal 2002 operations, management believes that the Company's current financial resources will not be adequate to provide for its working capital needs through December 2002. Management expects the need to raise additional capital via a public or private offering of equity or debt securities to fund fiscal year 2002 operations. There are no preliminary loan agreements or understandings between the Company, its officers, directors or affiliates or lending institutions. The Company has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

Item 3.  Description of Property

A.    Description of Property

     The Company's principal offices are located at 500 North Rainbow Blvd, Suite 300, Las Vegas, NV 89107, telephone: (425) 869-2723. The Company is leasing the office space pursuant to an agreement that expires in July 2002. The agreement is subject to automatic annual renewal unless explicitly terminated by the parties. The monthly lease payment is approximately $135. The Company believes that this arrangement is suitable given the limited nature of the Company's current operations. There are currently no proposed programs for the renovation, improvement or development of the facilities the Company currently utilizes.

B.    Investment Policies

     Management of the Company does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.   Security  Ownership  of  Certain  Beneficial  Owners  and
Management

A.    Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth as of September 30, 2001 certain information regarding the beneficial ownership of the common stock of the Company by:

     1. Each person who is known to be the beneficial owner of more than 5% of the common stock,

     2. Each of the directors and executive officers of the Company and

     3. All of the Company's directors and executive officers as a group.

     Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


PAGE-8-


 Title of           Name and Address           Amount      % of
  Class           of Beneficial Owner            and       Class
                                              Nature of
                                              Beneficial
                                                Owner
------------------------------------------------------------------
Common     Jeff P. Jordan, President and      17,142,500    82.68%
Stock      Director(1)

Common     Officers and Directors as a Group  17,142,500    82.68%
Stock


Common     Robert J. Tomlinson(2)             2,062,500     9.95%
Stock
------------------------------------------------------------------
Footnotes:

(1) The address of Mr. Jeff P. Jordan is c/o Marine Jet Technology Corp., 500 North Rainbow Blvd, Suite 300, Las Vegas, NV 89107.
(2) Mr. Tomlinson may be contacted at 1074 Hawley Way NE,
    Bainbridge Island, WA 98110.

B.    Change in Control

     No arrangements exist that may result in a change of control of Marine Jet.

Item  5.   Directors and Executive Officers, Promoters  and  Control
Persons

A.    Directors, Executive Officers and Significant Employees

     The names, ages and positions of the Company's directors, executive officers and significant employees are as follows:

    NAME      Age        POSITION       DIRECTOR SINCE   TERM
----------------------------------------------------------------

Jeff P.        56    President and       February 2000     1
Jordan              Director                             year(1)

Martha A.      55    Secretary and       August 2001       1
Jordan              Director                             year(1)

Wilbur Sebree  48    Director            August 2001       1
                                                         year(1)

(1) Directors hold office for one year or until a successor or successors are elected and appointed.

B.    Family Relationships

     Martha A. Jordan, Secretary and Director of the Company, is the wife of Jeff P. Jordan, President and Director of the Company.

Item 6.  Executive Compensation

A.     Remuneration of Directors, Executive Officers and Significant
Employees

     The Company does not have employment agreements with its executive officers. The Company has yet to determine the appropriate terms needed for the creation of employment agreements for its officers. There has been no discussion with any of the Company's officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. The Company plans to have these agreements completed by the beginning of the next year. There are no proposals, understandings or arrangements concerning accrued earnings to be paid in the future. In the meanwhile, none of the Company's executive officers have been drawing salaries since they were appointed to their positions.


PAGE-9-


                    Summary Compensation Table

                 Annual                  Long-Term Compensation
              Compensation
            ----------------         -----------------------------

 Name and   Year  Salary Bonus  Other   Restric-   Securities  LTIP   All
Principal          ($)    ($)   Annual    ted      Underlying  Pay-  Other
 Position                       Compen-  Stock      Options    outs  Compen-
                                sation   Awards       (#)      ($)   sation
                                 ($)       ($)                        ($)


 Jeff P.    2001     0     0      0         0          0        0      0
  Jordan
President
   and
 Director

Martha A.   2001     0     0      0         0          0        0      0
  Jordan
Secretary
   and
 Director

  Wilbur    2001     0     0      0         0          0        0      0
  Sebree
 Director


Compensation of Directors

     There were no arrangements pursuant to which any director was compensated for the period from February 9, 2000 to September 30, 2001, for services provided as a director.

Item 7.  Certain Relationships and Related Transactions

     On May 19, 2000, the Company entered into a Proprietary Rights Agreement with David Lyman, a shareholder of the Company and a co-developer of the Quick Jet technology, whereby the Company received any and all proprietary rights and future benefits derived from Mr. Lyman's design, development and work on the prototype propulsion system. In consideration for this Agreement, the Company issued 1,000,000 shares of common stock to Mr. Lyman. The value of Mr. Lyman's proprietary rights was negotiated between and among Messrs. Lyman, Jordan and Tomlinson.

     On May 19, 2000, the Company entered into a Technology License Agreement with Jeff P. Jordan and Robert J. Tomlinson, both of whom are officers and directors of the Company, to issue rights to all of the marketing, proprietary, licensing, patent and intellectual rights to certain US Patents, in exchange for 15,875,000 shares of the Company's $0.001 par value common stock. The patents secure the rights to development of marine jet propulsion technology used to provide more efficient inlet ducts, power transfer, and jet pump operation. The Patents have a valuation of $7,568,000, as determined by Brueggeman and Johnson, P.C., a certified business valuation firm located in Seattle, Washington, in their valuation report dated April 24, 2000.

     The Company also entered into Non-Competition Agreements with the Messrs. Jordan and Tomlinson, whereby such individuals will not engage in or carry on, directly or indirectly, any business in competition with the business of the Company relating to the Patents that are the subject of the Patent License Agreement. The Non-Competition Agreements are in effect for a period of five years from the date of execution.


PAGE-10-


     In August of 2001, the Company purchased equipment from an officer and director of the Company in the amount of $30,000. The value assigned to the assets is $140,000, as determined by a valuation opinion dated September 6, 2001, performed by Moss-Adams Advisory Services, a professionally certified business valuation firm located in Portland, Oregon. The property consists of a test boat, trailer and production-related patterns and tooling used in the development of a prototype marine propulsion system.

Item 8.  Description of Securities

     The Company's authorized capital stock consists of 45,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value. As of September 30, 2001, the Company had 20,205,570 shares of common stock outstanding. To date, the Company has not issued preferred stock and has no plans, commitments or understandings to do so. The following summary about certain provisions of the Company's common stock and preferred stock is not complete and is subject to the provisions of the Company's "Articles of Incorporation" and bylaws.

Common Stock

Holders of the Company's common stock:

  1. Have equal rights to dividends from funds legally available, ratably, when as and if declared by the Company's Board of Directors;

  2. Are entitled to share, ratably, in all of the Company's assets available for distribution upon liquidation, dissolution or winding up of the Company's business affairs;

  3. Do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. Are entitled to 1 vote per share of common stock owned, on all matters that stockholders may vote and at all meetings of shareholders; and

  5. Are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

     Although the Company has not issued any preferred stock to date, nor has the Company developed the descriptive attributes of these preferred shares, the Company can issue shares of preferred stock in series with such preferences and designations as its board of directors may determine. The Company's board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help the Company's management impede a takeover or attempted change in control.

Nevada Anti-Takeover Provisions

     The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to Marine Jet Technology Corporation. Section 78.438 of the Nevada law prohibits the Company from merging with or selling MJTC or more than 5% of the Company's assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the MJTC shares, unless the transaction is approved by the Company's Board of Directors.


PAGE-11-


The provisions also prohibit the Company from completing
any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by the Company's Board of Directors or a majority of its shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Marine Jet.

                               Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

A.    Market for the Registrant's Equity

     The Company's common stock is not traded on any public market and there has been no trading market to date.

     There are no outstanding options or warrants to purchase, or securities convertible into, common stock of the Company.

     There are currently 20,205,000 shares of common stock that are tradable pursuant to Rule 144 of the Securities Act of 1933, as amended. All such shares are held by affiliates of the Company. There is no market, upon which such shares of common stock can be traded, nor has there been or currently is there any agreement by and between the Company and its shareholders to register such shares for sale. Additionally, sales of the common stock of the Company by its affiliates are subject to the volume restrictions set forth in Rule 144(e)(1) with notification compliant with Rule 144(h).

     The Company's management has considered a potential offering of its common equity, which could have a material effect on the future market price of the Company's common equity. However, there are no agreements or commitments to enact such an offering of securities at this time.

B.    Security Holders

     As of September 30, 2001, the Company had approximately 101 shareholders of record.

C.    Dividends

     To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock.

     As of the date of this Registration Statement, the Company does not have a formal dividend policy.

Item 2.  Legal Proceedings

     The Company is not and has not been a party to any pending legal proceeding involving any private party or federal, state or local authority.

Item 3.  Changes in and Disagreements with Accountants

     During the two most recent fiscal years and any later interim period, no principal independent accountant of Marine Jet resigned (or declined to stand for re-election) or was dismissed. To the best of management's knowledge, no disagreements exist between Marine Jet and its principal accountant.


PAGE-12-


Item 4.  Recent Sale of Unregistered Securities

     On February 11, 2000, the Company issued 105,000 shares of its $0.001 par value common stock to Jeff Jordan, the Company's President and founding shareholder, for $105 in cash. The shares were issued in accordance with Section 4(2) of the Securities Act of 1933, as amended.

     On February 12, 2000, the Company issued 3,125,000 shares of its par value common stock to the two company founders as follows:

     1. Jeff P. Jordan - 1,083,500 shares of common stock for cash in the amount of $1,083.50
     2. Robert J. Tomlinson - 541,750 shares of common stock for cash of $542.

The above shares were issued in accordance with Section 4(2) of the Securities Act.

     On May 18, 2000, the Company issued 100,000 shares of its par value common stock to Jeff Jordan for $100 in cash. The shares were issued in accordance with Section 4(2) of the Securities Act.

     On May 19, 2000, Marine Jet issued 1,000,000 shares of common stock to David L. Lyman pursuant to a Proprietary Rights Agreement. In accordance with the agreement, Mr. Lyman conveyed proprietary rights to the Company in exchange for common stock of the Company valued at $1,000. The shares were issued in accordance with Section 4(2) of the Securities Act.

     On May 19, 2000, Marine Jet issued 14,287,500 shares of common stock to Jeff P. Jordan and 1,587,500 shares to Robert J. Tomlinson pursuant to a Technology Licensing Agreement. The shares were issued in accordance with Section 4(2) of the Securities Act. The valuation of the Agreement was determined by an independent valuation analysis.

     In July of 2000, the Company was issued a permit to sell securities by the State of Nevada, pursuant to an application for registration by qualification of the Company's offering of Common Stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. By July 31, 2001, the Company completed the offering of shares of common stock made pursuant to Regulation D, Rule 504 of the Securities Act, and the registration by qualification of said offering in the State of Nevada, whereby the Company sold 527,570 shares of Common Stock at a price of $0.20 per share to approximately 98 unaffiliated shareholders of record. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada. In addition, this offering was made on a best efforts basis. The aggregate offering price for the offering closed on July 31, 2001 was $105,514.

     At the time of the offering closed July 31, 2001, the Company was not subject to the reporting requirements of Section 13 or
Section 15(d) of the Securities Exchange Act or 1934, as amended. Further, the Company is not now, nor was it at the time of the offering, considered to be an investment company. Finally, since inception, the Company has pursued a specific business plan to provide interactive and media services, and continues to do so.

     There have been no other issuances of common stock or preferred stock.


PAGE-13-


Item 5.  Indemnification of Directors and Officers

     The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

     Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

     The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

     The  Articles  of  Incorporation of the Company  state  that  a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

     The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement)
reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors,


PAGE-14-


officers  or  representatives  may  have  or   hereafter
acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


PAGE-15-





                              Part F/S

Item 1.   Financial Statements

The following documents are filed as part of this report:

Independent Auditors' Report                                  F-1

Balance Sheet                                                 F-2

Statement of Operations                                       F-3

Statement of Stockholder's Equity                             F-4

Statement of Cash Flows                                       F-5

Notes to Financial Statements                                 F-6



PAGE-16-





                     Marine Jet Technology Corp.
                    (A Development Stage Company)

                           Balance Sheets
                                as of
                         September 30, 2001
                                 and
                          December 31, 2000

                                 and

                        Statements of Income,
                      Stockholders' Equity, and
                             Cash Flows
                       for the periods ending
                         September 30, 2001
                                 and
                          December 31, 2000
                         and for the period
                February 9, 2000 (Date of Inception)
                               through
                         September 30, 2001






PAGE-17-




                          TABLE OF CONTENTS





                                                       PAGE
                                                       ----
Independent Auditor's Report                             1

Balance Sheet                                            2

Statement of Operations                                  3

Statement of Stockholders' Equity                        4

Statement of Cash Flows                                  5

Footnotes                                                6




PAGE-18-




G. BRAD BECKSTEAD
Certified Public Accountant
                                             330 E. Warm Springs
                                             Las Vegas, NV 89119
                                             702.257.1984
                                             702.362.0540 (fax)

                    INDEPENDENT AUDITOR'S REPORT


October 4, 2001

Board of Directors
Marine Jet Technology Corp.
Las Vegas, NV

I have audited the Balance Sheets of Marine Jet Technology Corp. (the "Company") (A Development Stage Company), as of September 30, 2001 and December 31, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended, and for the period February 9, 2000 (Date of Inception) to September 30, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marine Jet Technology Corp. (A Development Stage Company) as of September 30, 2001 and December 31, 2000, and the results of its operations and cash flows for the periods then ended, and for the period February 9, 2000 (Date of Inception) to September 30, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




G. Brad Beckstead, CPA


PAGE-19-F1


                  Marine Jet Technology Corporation
                    (a Development Stage Company)
                            Balance Sheet


                                          September    December
                                           30, 2001    31, 2000
Assets                                   ----------------------

Current assets:
  Cash                                      $48,425        $215
  Prepaid expenses                            1,080           -
    Total current assets                     49,505         215

Fixed assets:
  Equipment, net                             29,500           -
    Total fixed assets                       29,500           -

Other assets:
  Licensing agreements, net               6,896,200   7,274,650
    Total other assets                    6,896,200   7,274,650

Total assets                             $6,975,205  $7,274,865

Liabilities and Stockholders' Equity

Current liabilities:
  Note payable - shareholder                     $-      $7,375
  Accounts payable                            4,389         945
    Total current liabilities                 4,389       8,320

Stockholders' equity:
Common stock, $0.001 par value,              20,733      20,205
45,000,000 shares authorized,
20,732,570 and 20,205,000 shares
issued and outstanding as of 9/30/01
and 12/31/00, respectively
Preferred stock, $0.001 par value,                -           -
5,000,000 shares authorized, no shares
issued and outstanding as of 9/30/01
and 12/31/00, respectively
Additional paid-in capital                7,673,476   7,556,915
Deficit accumulated during development    (723,393)   (310,575)
stage
  Total stockholders' equity              6,970,816   7,266,545

Total liabilities and stockholders'      $6,975,205  $7,274,865
equity



   The accompanying notes are an integral part of these financial statements.


PAGE-20-F2


                  Marine Jet Technology Corporation
                    (a Development Stage Company)
                       Statement of Operations

                                 Nine     February    February
                                month     9, 2000     9, 2000
                                period   (Inception) (Inception)
                                ended        to          to
                              September   December   September
                                 30,        31,         30,
                                 2001       2000        2001
                            -----------------------------------

Revenue                               $-         $-          $-
                            -----------------------------------
Expenses:
  General administrative          33,868     22,075      55,943
expenses
  Depreciation and               378,950    294,350     673,300
amortization
    Total expenses               412,818    316,425     729,243
                            -----------------------------------
Other income/expense:
  Gain on forgiveness of               -      5,850       5,850
debt

Net loss                       $(412,818) $(310,575)  $(723,393)
                            ===================================

Weighted average number of    20,322,882  15,122,978  17,500,824
common shares outstanding   ===================================

Net loss per share               $(0.02)    $(0.02)     $(0.04)
                            ===================================





   The accompanying notes are an integral part of these financial statements.


PAGE-21-F3


                  Marine Jet Technology Corporation
                    (a Development Stage Company)
            Statement of Changes in Stockholders' Equity

                                      Addt'l    Deficit    Total
                                     Paid-in   Accumulat   Stock-
                                     Capital      ed      holders'
                                                During     Equity
                                               Develop-
                                                 ment
                                                 Stage

                     Common Stock

                    Shares   Amount
                  -------------------------------------------------

February 11, 2000
Issued for cash     105,000    $105        $-         $-      $105

February 12, 2000
Issued for cash   3,125,000   3,125         -          -     3,125


May 18, 2000
Issued for cash     100,000     100         -          -       100

May 19, 2000
Issued for            1,000   1,000         -          -     1,000
proprietary
rights agreement

May 19, 2000
Issued for patent 15,875,000  15,875  7,552,125           7,568,000
licensing
agreement

December 31, 2000
Expenses paid for         -       -     4,790                4,790
by an officer &
director

Net loss
February 9, 2000                               (310,575)  (310,575)
(inception) to    -------------------------------------------------
December 31, 2000

Balance, 12/31/00  20,205,000 $20,205 $7,556,915 $(310,575) $7,266,545


July 31, 2001
504 Offering        527,570     528   104,986              105,514

September 31,
2001
Expenses paid for         -       -    11,575               11,575
by an officer &
director

Net loss
January 1, 2001                                (412,818)  (412,818
to September 30,                                                 )
2001             --------------------------------------------------

Balance, 9/30/01  20,732,570 $20,733 $7,673,476 $(723,393) $6,970,816
                 ==================================================



   The accompanying notes are an integral part of these financial statements.


PAGE-22-F4


                  Marine Jet Technology Corporation
                    (a Development Stage Company)
                       Statement of Cash Flows


                                     Nine      February     February
                                     month     9, 2000       9, 2000
                                    period    (Inception)   (Inception)
                                     ended        to           to
                                   September    December     September
                                      30,         31,          30,
                                     2001        2000         2001
                                 ---------------------------------------
Cash flows from operating
activities
Net loss                           $(412,818)  $(310,575)    $(723,393)

Adjustments to reconcile net loss
to net cash used by operating
activities:
Depreciation and amortization        378,950     294,350       673,300
Stock issued in exchange for               -   7,569,000     7,569,000
licensing agreements
(Increase)/decrease in prepaid       (1,080)           -        (1,080)
expenses
Increase/(decrease) in accounts        3,444         945         4,389
payable
(Increase)/decrease in note          (7,375)       7,375             -
payable - shareholder
Net cash used by operating          (38,879)   7,561,095     7,522,216
activities                       ---------------------------------------

Cash flows from investing
activities
Purchase of fixed assets            (30,000)           -       (30,000)
Licensing agreements                       -  (7,569,000)   (7,569,000)

Net cash used by investing          (30,000)  (7,569,000)   (7,569,000)
activities

Cash flows from financing
activities
Issuance of common stock             105,514       3,330      108,844
Donated capital                       11,575       4,790       16,365
Net cash provided by financing       117,089       8,120      125,209
activities                       ---------------------------------------

Net increase in cash                  48,210         215       48,425
Cash - beginning                         215           -            -
Cash - ending                        $48,425        $215      $48,425
                                 =======================================
Supplemental disclosures:
Interest paid                           $590          $-         $590
Income taxes paid                         $-          $-           $-
                                 =======================================
Non-cash transactions:
Stock issued for licensing                $-  $7,569,000    $7,569,000
agreements                       =======================================
Number of shares issued for                -  16,875,000    16,875,000
licensing agreements             =======================================



   The accompanying notes are an integral part of these financial statements.


PAGE-23-F5


                     Marine Jet Technology Corp.
                    (a Development Stage Company)
                                Notes

Note 1 - History and organization of the company

The Company was organized on February 9, 2000 (Date of Inception) under the laws of the State of Nevada, as Marine Jet Technology Corp. The Company has minimal operations and, in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 45,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

Note 2 - Accounting policies and procedures

Accounting policies and procedures have not been determined except as follows:

  1.   The Company uses the accrual method of accounting.

  2. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

  3. The Company maintains a cash balance in a non-interest-bearing bank account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 2001 and December 31, 2000.

  4. Earnings per share (EPS) is computed using the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock and warrants, basic and diluted EPS are the same. The Company had no dilutive common stock equivalents such as stock options as of September 30, 2001 and December 31, 2000.

  5. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

  6. Fixed assets are depreciated over the estimated useful life using the straight-line method.

               Equipment          5 years

  7. Intangible assets are amortized over the estimated useful life, not to exceed 40 years, using the straight-line method.

  8. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

  9.   The Company has adopted December 31 as its fiscal year end.


PAGE-24-F6


                     Marine Jet Technology Corp.
                    (a Development Stage Company)
                                Notes

Note 3 - Prepaid expenses

On June 1, 2001, the Company renewed a one-year lease agreement for office space and mail forwarding service for the period beginning June 2001 through May 2002 for $135 per month (see Note 8). In July 2001, the Company prepaid the lease in full. As of September 30, 2001, the Company has prepaid rent in the amount of $1,080.

Note 4 - Fixed assets

The Company purchased equipment from an officer and director of the Company in the amount of $30,000. The value assigned to the fixed asset is $140,000, as determined by a valuation opinion dated September 6, 2001, performed by Moss-Adams Advisory Services, a professionally certified business valuation firm located in Portland, Oregon. The property appraised consists of a test boat and trailer and production-related patterns and tooling used in the prototype development of a water-jet marine transmission. The Company recorded depreciation expense in the amount of $500 during the period ended September 30, 2001.

Note 5 - Intangible assets

The Company has assigned a value to the intangible asset it acquired through the purchase of all the marketing rights, and the proprietary, licensing, patent and other intellectual property rights to the Company from Jeff P. Jordan and Robert J. Tomlinson, officers and directors of the Company (see Note 12). The value assigned to the intangible asset is $7,568,000, as determined by a valuation opinion dated April 24, 2000, performed by Brueggeman and Johnson, P.C., a professionally certified business valuation firm located in Seattle, Washington. The patents secure the rights to development of marine jet propulsion technology used to provide more efficient inlet ducts, power transfer, and jet pump operation.

Because the patents have not demonstrated their technological or commercial feasibility as of December 31, 2000 and September 30, 2001 and since significant risks exist because of uncertainties the Company may face in the form of time and costs necessary to produce technological and commercial feasibility, there is uncertainty that the Company will be able to realize any value from the intangible asset should the technology fail to become viable.

Amortization of the intangible asset is provided using the straight-line method over a period of 15 years. Upon commencement of significant operations, the Company will periodically review the carrying value of intangible assets to determine whether the carrying amount of an asset is recoverable. The primary indicators of recoverability are current or forecasted profitability of the patents, measured as profit before interest and amortization of the related intangible assets compared to their carrying values.

Note 6 - Proprietary rights agreement

The Company entered into a Proprietary Rights Agreement dated May 18, 2000 with David Lyman, a co-developer of the patent technology, whereby any and all rights were conveyed to the Company from Mr. Lyman in consideration for 1,000,000 shares of $0.001 par value stock of the Company valued at $1,000.


PAGE-25-F7


                     Marine Jet Technology Corp.
                    (a Development Stage Company)
                                Notes

Note 7 - Notes payable

At September 30, 2001 and December 31, 2000, notes payable consisted of the following:

                               September 30,    December 31,
                                   2001             2000
Unsecured note payable to
Jeff Jordan, officer and         $    -         $  7,375
director

On November 3, 2000, the Company executed a release and settlement agreement with GoPublicCentral.com (GPC) and its two officers and directors. The agreement terminated a prior contract for services related to corporate consulting and a strategic partner referral agreement. All parties agreed to waive and forgive all monies due or claimed to be due to one another. As part of the agreement, the president of GoPublicCentral.com, Ted D. Campbell, II, cancelled the note payable of $5,850 (see Note 10). The agreement also has terms contingent upon the Company selling 500,000 shares of stock at $0.20 per share by December 15, 2000, if the Company reaches that point they agree to:

  1. To pay GPC $12,500 for services rendered,

  2. To issue to GPC 100,000 shares of its $0.001 par value common stock, which will be restricted shares, in exchange for services valued at $0.20 per share,

  3. To immediately repay the $5,800 note payable to Ted Campbell,

  4. To close the 504 offering prior to April 30, 2001, to allow an independent audit as of that date, and to promptly file a Form 10-SB with the SEC,

  5. To keep the offering open until December 15, 2000.

As of December 15, 2000, the Company did not sell 500,000 shares at $0.20 per share in the 504 offering and the contingencies are null and void.

In August 2001, the Company paid a total of $7,965 for the note payable due to an officer, director and shareholder. Of the total, $7,375 is principal and $590 in interest at 8% per annum.

Note 8 - Commitments

On June 1, 2000, the Company entered into a one-year lease agreement for office space and mail forwarding service for the period beginning June 2000 through May 2001 for $135 per month. Subsequently, on June 1, 2001, the Company renewed for another year. In July 2001, the Company prepaid $3,240 to the landlord to pay both leases in full. As of December 31, 2001, the Company owed the landlord $945 in rent (see Note 3).

Note 9 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS # 109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

There is no provision for income taxes for the periods ended
September 30, 2001 and December 31, 2000, due to the net loss and no state income tax in Nevada.

Note 10 - Gain on the forgiveness of debt

On November 3, 2000, the Company had a gain on the forgiveness of debt due to an executed release and settlement agreement with GoPublicCentral.com (GPC) and its two officers and directors. As part of the agreement, the president of GoPublicCentral.com, Ted D. Campbell, II, cancelled the note payable of $5,850 (see Note 7).


PAGE-26-F8


                     Marine Jet Technology Corp.
                    (a Development Stage Company)
                                Notes

Note 11 - Stockholders' equity

On February 11, 2000, the Company issued 105,000 shares of its
$0.001 par value common stock to an officer and director of the Company for cash in the amount of $105. Of the total, $105 is considered common stock.

On February 12, 2000, the Company issued 3,125,000 shares of its
$0.001 par value common stock as founders shares to the Company's officers and directors for cash of $3,125. Of the total, $3,125 is considered common stock.

On May 18, 2000, the Company issued 100,000 shares of its $0.001 par value common stock to an officer and director of the Company for cash in the amount of $100. Of the total, $100 is considered common stock.

On May 19, 2000, the Company issued 1,000,000 shares of its $0.001 par value common stock as consideration for a "Proprietary Rights
Agreement" valued at $1,000 (see Note 6). Of the total, $1,000 is considered common stock.

On May 19, 2000, the Company issued 15,875,000 shares of its $0.001 par value common stock as consideration for a "Patent Licensing Agreement" valued at $7,568,000 (see Note 12). Of the total, $15,875 is considered common stock and $7,552,125 is considered additional paid-in capital.

During December 2000, an officer, director and shareholder of the Company paid for expenses on behalf of the Company totaling $4,790.

On July 31, 2000, the Company closed its Rule 504 offering and issued 527,570 shares of its $0.001 par value common stock for cash in the amount of $105,514.

During September 2001, an officer, director and shareholder of the Company paid for expenses on behalf of the Company totaling $11,575.

There have been no other issuances of common or preferred stock.

Note 12 - Related party transactions

The Company entered into a Patent License Agreement ("Agreement") with Jeff P. Jordan and Robert J. Tomlinson ("Licensors"), officers and directors of the Company, to issue rights to all of the marketing, proprietary, licensing, patent and intellectual rights to US Patent #5,658,176, "Marine Jet Propulsion System, US Patent #5,679,035, "Marine Jet Propulsion Nozzle and Method", and US Patent #5,683,276, "Marine Jet Propulsion Inlet Duct and Method", in exchange for 15,875,000 shares of the Company's $0.001 par value common stock (see Note 5). The Agreement grants to the Company exclusive rights to the use of the Patents for all applications under 400hp. The Patents have a valuation of $7,568,000 as determined by Brueggeman and Johnson, PC in their valuation report dated April 24, 2000 (See Note 5).

The Company also entered into NonCompetition Agreements with the Licensors whereby for a period of 5 years from the date of the agreement, Licensors will not engage in or carry on, directly or indirectly, any business in competition with the business of the Company relating to the Patents that are the subject of the Patent License Agreement. No valuable consideration was given for the NonCompetition Agreements.

Note 13 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.


PAGE-27-F9


                     Marine Jet Technology Corp.
                    (a Development Stage Company)
                                Notes

Note 14 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Because the Company has not commenced its planned principal operations, the Company intends to raise sufficient capital needed to continue operating until its planned principal operations commence. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.






PAGE-28-F10





                              Part III

Item 1.  Index to Exhibits

Exhibit  Name and/or Identification of Exhibit
Number

2. Plan of acquisition, reorganization, arrangement, liquidation, or succession

           (a) Marine Jet Technology License Agreement
           (b) Amendment to Marine Jet Technology License Agreement of May 22, 2000
           (c) Proprietary Rights Agreement

3.       Articles of Incorporation & By-laws

           (a) Articles of Incorporation of the Company filed February
               9, 2000
           (b) Amendment to the Articles of Incorporation filed
               December 5, 2000
           (c) Amendment to the Articles of Incorporation filed January
               5, 2001
           (d) By-laws of the Company adopted February 12, 2000

10.      Material Contracts
         Office lease agreement.

23.      CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



PAGE-29-



                             SIGNATURES

Pursuant  to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                          Marine Jet Technology Corp.
--------------------------------------------------------------------
                               (Registrant)


Date: October 23, 2001

By:   /s/ Jeff P. Jordan
     --------------------------
      Jeff P. Jordan, President

By:   /s/ Martha A. Jordan
     --------------------------
      Martha A. Jordan, Secretary


PAGE-30-